Exhibit 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax earnings	$765,993	$723,782	$750,570	$543,570	$589,446

Fixed charges	81,725	79,481	77,152	71,570	64,918

Earnings before fixed charges	$847,718	$803,263	$827,722	$615,140	$654,364

Fixed charges:
Interest expense*	$79,449	$76,980	$74,669	$69,260	$62,721

Amortization of bond issue costs	1,063	928	860	672	508

Estimated interest factor of rental expense	1,213	1,573	1,623	1,638	1,689

Total fixed charges	$81,725	$79,481	$77,152	$71,570	$64,918

Ratio of earnings to fixed charges	10.4	10.1	10.7	8.6	10.1

Earnings before fixed charges	$847,718	$803,263	$827,722	$615,140	$654,364
Interest credited for deposit products	71,918	70,746	69,742	64,799	57,176

Adjusted earnings before fixed charges	$919,636	$874,009	$897,464	$679,939	$711,540

Fixed charges	$81,725	$79,481	$77,152	$71,570	$64,918
Interest credited for deposit products	71,918	70,746	69,742	64,799	57,176

Adjusted fixed charges	$153,643	$150,227	$146,894	$136,369	$122,094

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.0	5.8	6.1	5.0	5.8

Rental expense	$3,677	$4,767	$4,919	$4,963	$5,117

Estimated interest factor of rental expense (33%)	$1,213	$1,573	$1,623	$1,638	$1,689

*	There was no interest capitalized in any period indicated.